SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from _________________ to ________________________

Commission file number:  1-15467

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Vectren Corporation Retirement Savings Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

          Vectren Corporation
          20 N.W. Fourth Street
          Evansville, Indiana 47708

                                TABLE OF CONTENTS



                                                                           Page

Independent Auditor's Report for the year
ended December 31, 2001 ....................................................1

Report of Independent Public Accountants for the year
ended December 31, 2000 ....................................................2

Statements of Net Assets Available for Benefits.............................3

Statements of Changes in Net Assets Available for Benefits..................4

Notes to Financial Statements..............................................5-10

Schedule H - Schedule of Assets Held for Investment Purposes................11

Schedule G - Schedule of Loans or Fixed Income Obligations in Default
             or Classified as Uncollectible.................................12

Signatures

Exhibit 23** Consent of Independent Auditors


** In May 2002, the Vectren Retirement Savings Plan's sponsor dismissed Arthur Andersen LLP and engaged McGladrey & Pullen LLP to audit its financial statements for the year ended December 31, 2001. The Plan has not been able to obtain Arthur Andersen's consent to incorporate by reference the audited financial statements for the year ended December 31, 2000 into the Plan's existing registration statement. Because the Plan has not been able to obtain such consent, recovery of damages by participants who have invested in stock issued pursuant to that registration statement may be limited.


Note: The accompanying financial statements have been prepared for the purpose of filing with Form 5500. Supplemental schedules required by the Department of Labor's rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

                          INDEPENDENT AUDITOR'S REPORT


To the Vectren Corporation
Investment Committee:

We have audited the accompanying statement of net assets available for benefits of the Vectren Corporation Retirement Savings Plan as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Vectren Corporation Retirement Savings Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and loans in default are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                               McGLADREY & PULLEN LLP



Champaign, Illinois,
July 1, 2002

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Vectren Corporation Investment Committee:

We have audited the accompanying statements of net assets available for benefits of the VECTREN CORPORATION RETIREMENT SAVINGS PLAN as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                     ARTHUR ANDERSEN LLP

Indianapolis, Indiana,
June 8, 2001.


THIS REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS IS A COPY OF A PREVIOUSLY ISSUED ARTHUR ANDERSEN LLP (ANDERSEN) REPORT AND HAS NOT BEEN REISSUED BY ANDERSEN. THE INCLUSION OF THIS PREVIOUSLY ISSUED ANDERSEN REPORT IS PURSUANT TO THE "TEMPORARY FINAL RULE AND FINAL RULE: REQUIREMENTS FOR ARTHUR ANDERSEN LLP AUDITING CLIENTS," ISSUED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION IN MARCH 2002. NOTE THAT THE PREVIOUSLY ISSUED ANDERSEN REPORT INCLUDES REFERENCES TO INFORMATION AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1999, WHICH ARE NOT REQUIRED TO BE PRESENTED IN THESE ACCOMPANYING FINANCIAL STATEMENTS.

                               VECTREN CORPORATION

                             RETIREMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                 (In Thousands)

                                                             At December 31,
                                                          -------------------
                                                            2001        2000
                                                          -------     -------
    ASSETS
      Cash and cash equivalents                           $    56     $   115

      Investments, at fair value
           Mutual funds                                    41,663      43,100
           Vectren Corporation Common Stock Fund           33,572      35,564
           Common trust fund                               12,066      10,371

      Participants' loans at estimated fair value           2,607       2,595
                                                          -------     -------
               Total investments                           89,908      91,630
                                                          -------     -------
      Receivables
           Employer contribution                                -         129
           Employee contributions                               -         422

                                                          -------     -------
               Total receivables                                -         551
                                                          -------     -------

NET ASSETS AVAILABLE FOR BENEFITS                         $89,964     $92,296
                                                          =======     =======


   The accompanying notes are an integral part of these financial statements.

                               VECTREN CORPORATION

                             RETIREMENT SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                 (In Thousands)


                                                       Year Ended December 31,
                                                       -----------------------
                                                           2001          2000
                                                        --------     --------
ADDITIONS TO NET ASSETS ATTRIBUTED TO
      Investment income
           Dividend, interest, and other income         $  3,680     $  5,285
           Net (depreciation) appreciation
               of investments                             (7,757)       6,937
                                                        --------     --------
               Total investment (loss) income             (4,077)      12,222
                                                        --------     --------
      Contributions
           Employee                                        6,693        6,382
           Employer                                        3,221        2,151
           Transfers from (Note 1)
               401(k) Plan for Salaried Employees
                  of SIGECO                                    -        6,480
               Other plans                                     -           35

                                                        --------     --------
               Total contributions                         9,914       15,048
                                                        --------     --------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
      Distribution of benefits to participants            (8,165)      (9,688)
      Fees paid to trustee                                    (4)           -
                                                        --------     --------
               Total deductions                           (8,169)      (9,688)
                                                        --------     --------
           Net (decrease) increase                        (2,332)      17,582
                                                        --------     --------
NET ASSETS AVAILABLE FOR PLAN BENEFITS

      Beginning of year                                   92,296       74,714
                                                        --------     --------
      End of year                                       $ 89,964     $ 92,296
                                                        ========     ========


   The accompanying notes are an integral part of these financial statements.

                               VECTREN CORPORATION

                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF THE PLAN

a.   General

The Vectren Corporation Retirement Savings Plan (the Plan)is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended. The Plan's sponsor, Vectren Corporation (Vectren or the Company), serves as the plan administrator. An Investment Committee (Plan Committee) has been appointed by the Company's Board of Directors to administer the Plan. Further details of the Plan are provided in the Summary Plan Description which has been distributed to all plan participants.

Vectren, an Indiana corporation, is an energy and applied technology holding company headquartered in Evansville, Indiana. The Company was organized on June 10, 1999 solely for the purpose of effecting the merger of Indiana Energy, Inc. (Indiana Energy) and SIGCORP, Inc. (SIGCORP). On March 31, 2000, the merger of Indiana Energy with SIGCORP and into Vectren was consummated with a tax-free exchange of shares and has been accounted for as a pooling-of-interests in accordance with Accounting Principles Board Opinion No. 16 "Business Combinations."

Multiple defined contribution plans of the predecessor companies either became part of or were merged into the Plan during 2000. Plans of predecessor companies that became a part of or were merged into the Vectren Retirement Savings Plan are as follows:

|X|  the Indiana Energy, Inc. Retirement Savings Plan
|X| the 401(k) Plan for Salaried Employees of Southern Indiana Gas and Electric Company (SIGECO),
|X|  the SIGCORP, Inc. 401(k) Profit Sharing Plan, and
|X| the SIGECO Advanced Communication, Inc. Non-Standardized 401(k) Profit Sharing Plan.

Effective January 1, 2002, the Plan was again amended and restated in its entirety and the following additional plans of wholly owned subsidiaries of Vectren were merged into the plan

|X| the SIGCORP Communication Services, Inc. Non-Standardized 401(k) Profit Sharing Plan, and
|X| the SIGCORP Energy Services, LLC Non-Standardized 401(k)
Profit Sharing Plan.

Substantially all of Vectren's wholly owned subsidiaries participate in the Plan.


Also included in the January 1, 2002 amended and restated document was changes effective January 1, 2001, the most significant of which are described herein.

b.   Participation

  Non-bargaining unit employees who have completed at least one hour of service and who are expected to complete 1,000 hours of service during their first year of employment are eligible to participate in the Plan. Non-bargaining unit employees who are not expected to meet the 1,000 hours of service threshold are eligible to participate after completing one year of Period Service, as defined. Employees may enter the Plan on April 1 or October 1 upon meeting the hours of service requirement.

  Prior to January 1, 2001, Bargaining unit employees must have either completed 1,000 hours of service or have been employed for six months to participate in the Plan. On January 1, 2001 the Plan was amended so that bargaining unit employees who have not completed 1,000 hours of service may participate in the Plan after completing one year of service.

  Each participant's account is adjusted daily for contributions, withdrawals, distributions, income earned, changes in the value of trust fund assets, and expenses directly related to investment transactions.

c.   Contributions and Vesting

Contributions are subject to maximum limitations as defined in the Internal Revenue Code and are invested in 5% increments in the Vectren Corporation Common Stock Fund, a common trust fund, and nine mutual funds, as directed by participants. Plan participants may elect to contribute from 1% to 19%, in whole percentages, of their eligible compensation, as defined in the amended and restated plan document. Additionally, bargaining unit participants may contribute 100% of any pay out under their performance incentive plan and any guaranteed annual payment earned by the employee. All participant contributions are fully vested.

The amount of and vesting in employer contributions depends on the participant's bargaining unit status and the year the participant first became eligible to participate in the Plan. Employer contributions differ among the following employee groups that participate in the Plan:

     |X| Non-bargaining unit employees in the former Indiana Energy Retirement Savings Plan participating in the Plan before March 31, 2000 (Indiana Energy Non-Bargaining Participants)
     |X|  All other non-bargaining unit employees
     |X|  All bargaining unit employees

Indiana Energy Non-Bargaining Employees Until January 1, 2001, the Company matched 100% of the first 6% of eligible compensation contributed by non-bargaining unit employees who were Indiana Energy employees prior to March 31, 2000. Participants cliff-vested in employer contributions after five years of service. On January 1, 2001, as described in the amended and restated plan document, the Company matches 50% of the first 6% of eligible compensation and contributes an additional 3% regardless of employee contributions. Participants vest in the matching contribution ratably in 20% increments over five years and cliff vest at the end of five years in the additional 3% contribution.

All Other Non-Bargaining Employees The Company matches 50% of the first 6% of eligible compensation contributed by all other non-bargaining unit employees. Participants, who were SIGCORP or SIGECO employees on March 30, 2000, were given the option to choose an additional 3% contribution in lieu of rights available under other qualified retirement plans. All other non-bargaining unit employees, other than certain participants of subsidiaries in Vectren's nonregulated operations, automatically receive the additional 3% contribution on eligible compensation. Participants vest ratably in 20% increments over five years in employer matching contributions and cliff vest at the end of five years in the additional 3% contribution.

Bargaining Unit Employees The Company's matching contribution depends on the negotiated collective bargaining arrangement, but is generally 50% of the first 3% or 4% of eligible compensation. The Company's matching contribution for bargaining unit employees covered under the Utility Workers Union of America, Local 175 (UWUA) agreement is limited to $1,000 per year. Additionally, the Company will contribute an annual contribution for employees covered under the UWUA , which increases annually as defined in the Plan document ($1,000 in 2001 $900 in 2000). Vesting in employer contributions also depends on the collective bargaining arrangement. Some arrangements cliff-vest in employer contributions after five years of service while others vest ratably in 20% increments over five years.

d.   Distributions

Upon termination, retirement, or disability, participants have the option to receive a lump sum distribution or periodic installments over a period not to exceed 10 years, unless benefits are less than $5,000. If benefits are less than $5,000, participants are required to receive a lump sum distribution. Also, if a lump sum distribution is received, the participant or beneficiary may elect to receive their existing investments in the Vectren Corporation Common Stock Fund in whole shares with fractional shares paid in cash.

Upon death of a participant, the beneficiary will continue to receive benefits if the participant was already receiving benefit payments. If the participant had not began receiving benefit payments, the beneficiary will receive a lump sum distribution of the participant's account balance within 5 years of the participant's death unless an election was made to distribute the participant's account balance in equal installments over a period not greater than 10 years to the beneficiary. If the beneficiary is the participant's spouse, an election can be made not to begin distributions before the participant would have reached age 70-1/2.

e.   Forfeited Accounts

Forfeited non-vested accounts are used to reduce future employer contributions. At both December 31, 2001 and 2000, the amount of forfeited and non-vested accounting was not significant.

f.   Withdrawals While Employed

Once an employee reaches age 59-1/2 and has completed 5 years of service, the employee can withdraw the partial or full value of his/her account at any time without penalty.

Prior to age 59-1/2, an employee can withdraw employee contributions and employer matching and discretionary contributions if the employee satisfies certain hardship requirements as defined in the Plan. The distribution can be the amount necessary to satisfy the immediate financial need of the participant and is only available after the participant has obtained all other distributions and loans available under the Plan.

g.   Participant Loans

The Plan allows eligible participants to borrow up to 50% of the vested amount of their account balance up to $50,000 with a minimum borrowing of $1,000. Each loan shall bear interest at a rate determined by the Plan Committee and is collateralized by the participant's remaining balance in his/her account. The term of the loan is mutually agreed upon by the Plan Committee and the participant. The loan repayment period shall not exceed 5 years, except in instances where the loan proceeds were used to acquire the principal residence of the participant. Each participant for whom a loan is approved will be charged a $50 fee which is deducted from the participant's account.

A participant may have no more than one active loan outstanding. Loan payments, both principal and interest, shall be reapplied to the participant's account and reinvested in the applicable fund based on the participant's current election.

h.   Party-in-Interest Transactions

The Plan invests in shares of mutual funds managed by T. Rowe Price (the Trustee) and invests in shares of common stock of the Plan's sponsor, Vectren. Investment management fees paid by the Plan for investment management services to T. Rowe Price amounted to $4,000 in both of the years ended December 31, 2001 and 2000, respectively. Additionally, Vectren performs certain services at no cost to the Plan and pays certain trustee fees and record keeping costs for the benefit of the Plan.

i.   Plan Termination

While it has not expressed any intention to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. Upon partial or total termination of the Plan, the participants' accounts shall become fully vested and non-forfeitable.

j.   Voting Rights of Vectren Corporation Common Stock Fund Participants

Each participant who has an account balance in the Vectren Corporation Common Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders for all shares of Vectren Corporation common stock (including fractional shares), represented by the value of the participant's interest in the Vectren Corporation Common Stock Fund.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.   Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual method of accounting.

b.   Investments

Investments are stated at fair value as determined by the Trustee using quoted market prices. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the plan at year end. Participant loans are valued at cost which approximates fair value.

Investment transactions are reported on the trade date. All investment transactions are participant directed. The Plan provides for various investment options in investment securities. Investment securities are exposed to various risks, such as interest rate and market volatility risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

c.   Distributions

Distributions to withdrawing participants are recorded when paid.

d.   Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

e.   Reclassifications

Prior year interest income, dividend income, and other income, net of $206,123, $5,018,091, and $60,909, respectively have been restated as one amount in the statement of changes in net assets available for benefits to conform with the current year's presentation.

3.   INVESTMENTS

The following table presents the fair value of investments at December 31, 2001 and 2000, respectively. Investments that represent 5% or more of the Plan's net assets are separately identified.

     (in thousands)                                          2001         2000
                                                          --------     --------
*    Vectren Corporation Common Stock Fund                $ 33,572     $ 35,564
*    T. Rowe Price
          Equity Income Fund                                13,360       13,521
          Stable Value Common Trust Fund                    12,066       10,371
          Balanced Fund                                      8,719        9,345
          Equity Index 500 Fund                              5,169        5,958
     Janus Fund                                              6,028        6,375
     Franklin Small Cap Growth Fund                          5,310        5,632
**   Other investments less than 5% of net assets            3,077        2,269
     Participants' loans                                     2,607        2,595
                                                          --------     --------
          Total investments                               $ 89,908     $ 91,630
                                                          ========     ========



*     A party-in-interest to the Plan

** The Plan held $1,748,134 and $2,037,755 in the T. Rowe Price International Stock Fund, a party-in-interest to the Plan, as of December 31, 2001 and 2000 respectively.

During the years ended December 31, 2001 and 2000, the Plan's investments (including realized and unrealized gains and losses on investments) appreciated (depreciated) in value as follows:

     (in thousands)                                       2001           2000
                                                       --------       --------

     Mutual Funds and Common Trust Fund                $ (5,544)      $ (2,416)
     Indiana Energy, Inc. Common Stock Fund                   -         (1,400)
     Vectren Corporation Common Stock Fund               (2,213)        10,753
                                                       --------       --------
          Total (depreciation) appreciation            $ (7,757)      $  6,937
                                                       ========       ========


4.       TAX STATUS

The Company has made certain amendments to the Plan since receiving its last determination letter, dated August 5, 1999, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. In the opinion of the Plan Committee, the Plan is currently designed and continues to operate in a manner that qualifies it under Internal Revenue Code Section 401(a) and, therefore, is exempt from income taxes under the provisions of Internal Revenue Code Section 501(a). Accordingly, no provision for Federal income taxes has been made.

                                                                    SCHEDULE H





                               VECTREN CORPORATION

                             RETIREMENT SAVINGS PLAN

 SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 2001

                                EIN (35-2086905)


  (in thousands)
 ------------------------------------------------------------------------------
  Identity of Issuer, Borrower, Lessor, or Similar Party           Market Value
 ------------------------------------------------------------------------------
  Investments at Fair Value
* Vectren Corporation Common Stock Fund                              $ 33,572

* T. Rowe Price Stable Value Common Trust Fund                         12,066

  Mutual Funds
* T. Rowe Price
        Equity Income Fund                                             13,360
        Balanced Fund                                                   8,719
        Equity Index 500 Fund                                           5,169
        International Stock Fund                                        1,748

  Janus Fund                                                            6,028

  Franklin Small Cap Growth Fund                                        5,310

  PIMCO Total Return Fund                                               1,152

  Sterling Capital Small Cap Value Fund                                   105

  Morgan Stanley Instutional Equity Fund                                   72

  Investments at Estimated Fair Value
  Participants' loans, interest ranging from 6.0% to 10.0%              2,607
                                                                     --------
      Total assets held for investment purposes                      $ 89,908
                                                                     ========


* Party-in-interest to the Plan.

                                                                   SCHEDULE G





                               VECTREN CORPORATION

                             RETIREMENT SAVINGS PLAN

             SCHEDULE G, PART I - SCHEDULE OF LOANS OR FIXED INCOME
              OBLIGATIONS IN DEFAULT OR CLASSIFIED AS UNCOLLECTIBLE

                             AS OF DECEMBER 31, 2001

                                EIN (35-2086905)


                          Amount Received
                       During Reporting Year                 Amount Overdue
                       ---------------------               -------------------
 Identity      Original                         Unpaid
 and Address    Amount                         Balance,
 of Obligor    of Loan   Principal  Interest  End of Year  Principal  Interest
------------  ---------  ---------  --------  -----------  ---------  --------

Various       $ 52,228      $ -       $ -      $ 42,868    $ 42,868     $ -

The above loans in default are loans from participants and have been deemed distributions for tax purposes.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Vectren Corporation Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         VECTREN CORPORATION
                                                     RETIREMENT SAVINGS PLAN

Dated July 11, 2002

                                                      /s/ Robert  L. Goocher
                                                      ----------------------
                                                      Robert L. Goocher, Vice
                                                      President and Treasurer

                         CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement File No. 333-90763 of Vectren Corporation of our report dated July 1, 2002 appearing in this Annual Report on Form 11-K of Vectren Corporation's Retirement Savings Plan for the year ended December 31, 2001.


                                                  McGLADREY & PULLEN LLP




Champaign, Illinois
July 12, 2002.